

February 8, 2011

Via U.S. Mail

Brian Schwartz
1450 Brickell Avenue, 31st Floor
Miami, Florida 33131

      Re: **Matrixx Initiatives, Inc.**
              Amendment No. 7 to Schedule TO-T
              Filed on February 3, 2011
              File No. 005-47511

Dear Mr. Schwartz:

We have reviewed your amended filing and have the following comment.

Items 1 through 9 and 11

1. We note in subparagraph (3) the statement that certain stockholders that represent approximately 18% of Matrixx's outstanding shares intend to tender their shares into the offer, including BML Investment Partners, L.P. Please provide support for this assertion as to the intentions of these third parties other than BML, with whom you have a signed agreement. Please also revise your disclosure to make clear that these stockholders may change their intentions at any time and that H.I.G. has no ability to ensure that these third parties tender their securities.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (312) 862-2200</u>
        Michael H. Weed, P.C.
        Kirkland & Ellis LLP